Filed by Fathom Holdings Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Fathom Holdings Inc.
Commission File No.: 001-39412

On June 22, 2026, the following email was sent to the agents of Fathom Holdings Inc. (the “Company”) in connection with the proposed transaction between the Company and Bed Bath & Beyond, Inc.:
Subject: Moving Forward Together: Why We Couldn’t Share Sooner—and Why We’re Excited About What’s Ahead
Dear Agents,
Over the past few days, many of you have understandably had questions about the recent announcement that Fathom Holdings Inc. (the “Company”) has entered into a definitive agreement to be acquired by Bed Bath & Beyond, Inc. (“Beyond”) and what it means for you, your business, and your future.
The acquisition remains subject to closing conditions, including a required Company shareholder approval, and there can be no assurance it will close on the expected timeline or at all. Please do not discuss this information externally, and direct any media, investor, or analyst inquiries to our designated communications contacts.
As we prepare to begin this exciting new chapter for the Company, we want to address one of the most common questions we've heard:
"Why weren't we told before the public announcement?"
As a publicly traded company, we are legally required to follow strict SEC regulations regarding material information and corporate transactions. Until an acquisition is publicly announced through the appropriate regulatory channels, that information must remain confidential. Sharing details before the official announcement could have violated securities laws and jeopardized the transaction itself.
We understand that many of you may have preferred to hear about this sooner, and we appreciate your understanding. Please know that our inability to discuss the proposed acquisition prior to its public announcement was due to legal and regulatory requirements and was not a reflection of a lack of trust in any of our agents, brokers, staff, and consumers.

From day one, our focus has been on creating opportunities, providing value, and building a stronger future for the people we serve. Every strategic decision we make is evaluated through that lens.
Today, we believe we are taking a significant step toward that future.
The Future: The Everything Home Ecosystem
The acquisition by Beyond and the creation of the Everything Home Ecosystem represents something our industry has never seen before.
For decades, real estate transactions have largely ended at the closing table. Agents work hard to earn a client, help them buy or sell a home, and then spend years trying to stay connected until the next transaction.
The Everything Home Ecosystem changes that model completely.
Instead of a relationship that begins and ends with a transaction, we are creating an end-to-end homeownership experience that keeps consumers connected throughout their entire home-owning journey while keeping agents at the center of that relationship.
We plan to accomplish this goal through three integrated pillars:
Pillar One: Omni-Channel Retail
Home furnishings, décor, storage, organization, kitchen, bath, outdoor living, and more.
Pillar Two: Protection & Finance
Mortgage solutions, HELOCs, home warranties, financial products, and brokerage services.
Pillar Three: Home Services & Renovation
Maintenance, repair, installation, flooring, cabinets, closets, storage solutions, and home improvement services.
Together, we believe these three pillars will create a seamless ecosystem to serve homeowners long after they move into their home.
What This Means for You
This is not simply about adding products and services.
This is about creating lifetime relationships between consumers and agents.
For the first time, agents will have opportunities to remain connected and relevant throughout every stage of homeownership, not just during a purchase or sale.

As consumers engage with the ecosystem, agents can benefit from:
•More consumer touchpoints;
•Stronger client retention;
•Increased referral opportunities;
•Expanded service offerings;
•Additional revenue opportunities; and
•Potential residual income streams throughout the ecosystem.
Instead of waiting years for the next transaction, agents will have meaningful ways to stay connected and continue delivering value to their clients year after year.
A Win-Win for Consumers and Agents
Consumers benefit because they gain access to a trusted, streamlined solution for virtually every home-related need.
Agents benefit because they remain at the center of the consumer experience while gaining access to tools, resources, services, and opportunities that support long-term business growth.
This creates a powerful alignment of interests where everyone wins.
Building What's Next
We recognize that change often creates uncertainty. But we also recognize that growth requires vision.
We believe this move positions us to become the first to offer such a turnkey, end-to-end model to support the agent-client relationship, as we seek to help our agents build stronger, more sustainable businesses by being empowered to support homeowners before, during, and long after a transaction.
The real estate industry has spent years talking about innovation.
We believe we're now positioned to lead it.
As we move forward, our commitment remains the same:
•To support our agents.
•To invest in technology and innovation.
•To strengthen the consumer experience.

•To create new opportunities for growth.
•To build something extraordinary together.
Thank you for your trust, your professionalism, and your continued commitment to serving your clients at the highest level.
The future is incredibly bright, and we are excited to build it together.
With gratitude,

Cautionary Statement Regarding Forward-Looking Statements
This message contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “see,” “seek,” “target,” “will,” “would” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, integration and transition plans, synergies, opportunities and anticipated future performance. These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond the control of the parties to the proposed transaction. Future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements should not be relied upon as a prediction of actual results. Many risks and uncertainties could affect actual results and cause these statements to vary materially from the expectations contained in the forward-looking statements.
These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required shareholder or regulatory approval of the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the proposed transaction); the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delays in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of any event that could give rise to termination of any of the documents related to the proposed transaction; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Beyond and the Company will be unable to retain or hire key personnel; the ability to successfully integrate the Company’s business with Beyond following the closing of the proposed transaction; and the risk that disruption from the proposed transaction may adversely affect Beyond’s and the Company’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Beyond’s and the Company’s filings with the SEC. Except as required by law, neither Beyond nor the Company undertake any obligation to update forward-looking statements made to reflect new information, subsequent events or circumstances.
Additional Information and Where to Find it
In connection with the proposed transaction, Beyond expects to file with the SEC a registration statement of Beyond on Form S-4 (the “registration statement”) that will include a proxy statement of the Company that will also constitute a prospectus of Beyond (the “proxy statement / prospectus”). After the registration statement is declared effective by the SEC, the Company expects to mail a definitive proxy statement / prospectus to its shareholders in connection with the proposed transaction. This communication is not a substitute for the proxy statement / prospectus or registration statement or for any other document that Beyond or the Company may file with the SEC and send to the Company’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BEYOND, THE COMPANY AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Beyond with the SEC may be obtained free of charge at Beyond’s website at https://investors.beyond.com. These documents may also be obtained free of charge from Beyond by requesting them by mail at Attention: Investor Relations, Bed Bath & Beyond, Inc., 433 W. Ascension Way, 3rd Floor, Murray, Utah 84123, or by telephone at (801) 947-3100. The proxy statement / prospectus and other documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.fathominc.com. These documents may also be obtained free of charge from the Company by requesting them by mail at Investor Relations by mail at Attention: Investor Relations, Fathom Holdings Inc., 2000 Regency Parkway Drive, Suite 300, Cary, North Carolina 27518. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement / prospectus (if and when available) and other documents containing important information about the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov.
Participants in the Solicitation
Beyond and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Beyond’s directors and executive officers is available in Beyond’s proxy statement for Beyond’s 2026 annual meeting of shareholders filed with the SEC on March 27, 2026 on Schedule 14A. Information about the Company’s directors and executive officers is available in the Company’s 2025 Form 10-K/A filed with the SEC on April 30, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement / prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.